Mail Stop 3561

October 30, 2009

Shawn Kreloff, Chairman
Reidco Acquisition I Inc.
c/o Prestige Optical Mastering Services, Inc.
7340 Eastgate Rd., Suite 140
Henderson, NV   89011

> **Re: Reidco Acquisition I Inc.**
> **Form 10-K for fiscal year ended October 31, 2008**
> **Filed January 29, 2009**
> **File No. 000-52373**

Dear Mr. Kreloff:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2008

Recent Sales of Unregistered Securities, page 10

1.   Please revise this section to provide the information required by Items 701(b) and (d) of Regulation S-K for each of your sales of unregistered securities that occurred in the fiscal year ended October 31, 2008. You should provide the facts relied upon to make the exemptions available and name the persons or identify the class of persons to whom the

securities were sold. In particular, please identify the purchaser of the 2,000,000 shares of preferred stock on September 18, 2008.

Item 8A – Controls and Procedures, page 14

2.   We note your disclosure stating that you have not provided a report of management's assessment regarding internal control over financial reporting or an attestation report of your registered public accounting firm due to a transition period established by rules for newly public companies. Please note that all non-accelerated filers are required to provide management's report on internal control over financial reporting in annual reports for their first fiscal year ended on or after December 15, 2007. As such, it appears that you are required to report on management's assessment of internal control over financial reporting at October 31, 2008 in accordance with Item 308 of Regulation S-K. Please amend your Form 10-K to comply. Refer to SEC Release No. 33-8760 for guidance.

Signatures, page 21

3.   Your annual report must be signed in accordance with General Instruction D(2) of Form 10-K. Please advise us the identity of your principal financial officer and principal accounting officer or controller for your Form 10-K filed on January 29, 2009. In all future filings, including any amendments to your fiscal year 2008 Form 10-K, please include the signatures of your principal executive officer, principal financial officer, and your principal accounting officer or controller. If a person fulfills multiple roles, each title must be listed under their signature.

Exhibit 31 – Section 302 Certification

4.   We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - Reference to your "report" was replaced with "annual report" (or "quarterly report," as applicable) in paragraphs two, three, and four
   - Reference is made to the "small business issuer" rather than the "registrant" in paragraph 4(b)
   - The head note to paragraph four does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
   - Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
   - Reference should be made to "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d)
   - Reference is made to "deficiencies" rather than "significant deficiencies" in paragraph 5(a)

Please revise your certification to address each of the matters noted above. Please note that the principal executive officer and principal financial officer at the time your report is filed must sign these certifications.

5.   In connection with the previous comment, please confirm in future filings (i.e. including all future Forms 10-K and Forms 10-Q) you will revise your certifications to address each of the matters noted above.

* * * * *

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Questions may be directed to Ethan Horowitz, the primary accounting examiner for this filing, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or David Link, Senior Counsel, at (202) 551-3356 for all other issues.

Sincerely,

John Reynolds
Assistant Director

Fax: (201) 487-2389